Q4 2015 Additional Information: Debt 1 Note: Numbers may not add due to rounding Sept. 30, ’15** FCA ex-FCA US Dec. 31, ’15*** Cons. Ind. Fin. Cons. Ind. Fin. 22.7 20.1 2.6 Gross Debt* 22.1 20.5 1.7 (0.2) (0.2) (0.0) Derivatives M-to-M, Net 0.0 0.0 (0.0) (8.8) (8.6) (0.2) Cash & Mktable Securities (10.8) (10.6) (0.2) 13.6 11.2 2.4 Net Debt 11.4 9.9 1.5 *Net of intersegment receivables **Including Ferrari ***Excluding Ferrari FCA ex-FCA US Net debt breakdown (€/B) - Unaudited Exhibit 99.2

Q4 2015 Additional Information: Debt 2 *Including Ferrari **Excluding Ferrari Note: Numbers may not add due to rounding Outstanding Sept. 30, ’15* Outstanding Dec. 31, ’15** 22.3 Cash Maturities 21.8 7.7 Bank Debt 7.4 13.8 Capital Market 13.6 0.9 Other Debt 0.8 0.2 Asset-backed financing 0.2 0.0 ABS / Securitization 0.0 0.0 Warehouse Facilities 0.0 0.2 Sale of Receivables 0.2 0.2 Accruals & Other Adjustments 0.1 22.7 Gross Debt 22.1 (8.8) Cash & Mktable Securities (10.8) (0.2) Derivatives (Assets)/Liabilities 0.0 13.6 Net Debt 11.4 3.3 Undrawn Committed Revolving Facilities 3.4 FCA ex-FCA US Gross debt breakdown(€/B) - Unaudited

Q4 2015 Additional Information: Debt 3 Note: Numbers may not add due to rounding Outstanding Sept. 30, ’15 Outstanding Dec. 31, ’15 8.3 Cash Maturities 5.7 4.8 Bank Debt 4.9 2.7 Capital Market 0.0 0.8 Other Debt 0.8 0.0 Asset-backed financing 0.0 0.0 ABS / Securitization 0.0 0.1 Accruals & Other Adjustments 0.0 8.4 Gross Debt 5.7 (11.6) Cash & Mktable Securities (10.4) (0.2) Derivatives (Assets)/Liabilities (0.1) (3.4) Net Cash (4.9) 1.2 Undrawn Committed Revolving Facilities* 0.0 FCA US Gross debt breakdown (€/B) - Unaudited *USD 1.3 bn

Q4 2015 Additional Information: Debt 4 *Excluding Ferrari Note: Numbers may not add due to rounding; total cash maturities excluding accruals Outstanding Dec. 31 ‘15 FCA ex-FCA US* 2016 2017 2018 2019 2020 Beyond 7.4 Bank Debt 3.6 1.0 1.5 0.4 0.2 0.7 13.6 Capital Market 2.8 2.4 1.9 1.5 1.4 3.7 0.8 Other Debt 0.5 0.0 0.0 0.1 0.0 0.1 21.8 Total Cash Maturities 7.0 3.4 3.3 1.9 1.6 4.5 10.8 Cash & Mktable Securities 3.4 Undrawn Committed Revolving Facilities 14.2 Total Available Liquidity 5.0 Sale of Receivables (IFRS de-recognition compliant) 3.0 of which receivables sold to financial services JVs (FCA Bank) Outstanding Dec. 31 ‘15 FCA US 2016 2017 2018 2019 2020 Beyond 4.9 Bank Debt 0.0 2.8 1.7 0.1 0.1 0.1 0.0 Capital Market 0.0 0.0 0.0 0.0 0.0 0.0 0.8 Other Debt 0.1 0.1 0.1 0.1 0.1 0.2 5.7 Total Cash Maturities 0.2 3.0 1.8 0.2 0.2 0.4 10.4 Cash & Mktable Securities 0.0 Undrawn Committed Revolving Facilities 10.4 Total Available Liquidity FCA ex-FCA US & FCA US Debt maturity schedule (€/B) - Unaudited

Q4 2015 Additional Information: Debt 5 *Excluding Ferrari Note: Numbers may not add due to rounding; total cash maturities excluding accruals Outstanding Dec. 31 ‘15 FCA Group* 2016 2017 2018 2019 2020 Beyond 12.3 Bank Debt 3.7 3.9 3.1 0.5 0.3 0.8 13.6 Capital Market 2.8 2.4 1.9 1.5 1.4 3.7 1.6 Other Debt 0.6 0.2 0.1 0.2 0.1 0.3 27.5 Total Cash Maturities 7.1 6.4 5.1 2.1 1.9 4.9 21.1 Cash & Mktable Securities 3.4 Undrawn Committed Revolving Facilities 24.6 Total Available Liquidity 5.0 Sale of Receivables (IFRS de-recognition compliant) 3.0 of which receivables sold to financial services JVs (FCA Bank) FCA Group Debt maturity schedule (€/B) - Unaudited

Q4 2015 Additional Information: Debt 6 Note: Numbers may not add due to rounding FCA Group Net debt breakdown (€/B) - Unaudited Sept. 30, ’15** Dec. 31, ’15*** Cons. Ind. Fin. Cons. Ind. Fin. 31.1 28.5 2.6 Gross Debt* 27.8 26.1 1.7 (0.5) (0.5) (0.0) Derivatives M-to-M, Net (0.1) (0.1) (0.0) (20.4) (20.2) (0.2) Cash & Mktable Securities (21.1) (21.0) (0.2) 10.3 7.8 2.4 Net Debt 6.5 5.0 1.5 *Net of intersegment receivables **Including Ferrari ***Excluding Ferrari

Q4 2015 Additional Information: Debt 7 *Including Ferrari **Excluding Ferrari Note: Numbers may not add due to rounding Outstanding Sept.30, ’15* Outstanding Dec. 31, ’15** 30.6 Cash Maturities 27.5 12.4 Bank Debt 12.3 16.5 Capital Market 13.6 1.7 Other Debt 1.6 0.2 Asset-backed financing 0.2 0.0 ABS / Securitization 0.0 0.0 Warehouse Facilities 0.0 0.2 Sale of Receivables 0.2 0.3 Accruals & Other Adjustments 0.1 31.1 Gross Debt 27.8 (20.4) Cash & Mktable Securities (21.1) (0.5) Derivatives (Assets)/Liabilities (0.1) 10.3 Net Debt 6.5 4.5 Undrawn Committed Revolving Facilities 3.4 FCA Group Gross debt breakdown(€/B) - Unaudited